UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): May 6, 2024

COCA-COLA CONSOLIDATED, INC.
(Exact name of registrant as specified in its charter)

Delaware	0-9286	56-0950585
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4100 Coca-Cola Plaza Charlotte, NC		28211
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (980) 392-8298

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☒    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	COKE	The Nasdaq Global Select Market
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.    ☐

Item 1.01.    Entry into a Material Definitive Agreement.

Purchase Agreement

On May 6, 2024, in connection with the Common Stock repurchase transactions described in Item 8.01 below, Coca-Cola Consolidated, Inc. (the “Company”) entered into a purchase agreement (the “Purchase Agreement”) with Carolina Coca-Cola Bottling Investments, Inc., an indirect wholly-owned subsidiary of The Coca‑Cola Company (the “Seller”), pursuant to which the Company has agreed to purchase and the Seller has agreed to sell (the “Share Repurchase”), at a purchase price equal to the price paid by the Company in the Tender Offer (as defined below), a number of shares of Common Stock such that the Seller would beneficially own 21.5% of the Company’s outstanding shares of Common Stock immediately following the closing of the Share Repurchase (calculated assuming all issued and outstanding shares of Class B Common Stock are converted into Common Stock and taking into account the shares of Common Stock purchased in the Tender Offer). The Share Repurchase is conditioned on, among other things, completion of the Tender Offer (as defined below) and the purchase price applicable to the Tender Offer and the Share Repurchase being no less than $925 per share. The Share Repurchase is expected to occur on the 11th business day following the expiration of the contemplated Tender Offer, subject to the satisfaction or waiver of the conditions to closing.

Amendment to Stock Rights and Restrictions Agreement

On May 6, 2024, the Company entered into Amendment No. 1 to the Amended and Restated Stock Rights and Restrictions Agreement, dated as of February 19, 2009 (“Amendment No. 1”), with the Seller, The Coca‑Cola Company (together with the Seller, the “Shareholder”) and J. Frank Harrison, III, to provide that, among other things, so long as the Shareholder holds at least the number of shares of Common Stock that it will own immediately following the Share Repurchase (subject to adjustment for certain adjustment events), The Coca‑Cola Company will continue to have the right to have its designee proposed by the Company for nomination to its Board of Directors. In addition, Amendment No. 1 provides the Shareholder with preemptive rights to purchase additional shares of Common Stock, subject to certain exceptions. Amendment No. 1 will terminate and be null and void if the Purchase Agreement is terminated and the Share Repurchase does not occur.

The foregoing descriptions of the Purchase Agreement and Amendment No. 1 are qualified in their entirety by reference to the full text of the Purchase Agreement and Amendment No. 1, copies of which are filed as Exhibit 10.1 and Exhibit 10.2 hereto, respectively, and are incorporated herein by reference.

Item 2.02.    Results of Operations and Financial Condition.

On May 6, 2024, the Company issued a news release reporting its financial results for the first quarter ended March 29, 2024. A copy of the news release is furnished as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 8.01.    Other Events.

On May 6, 2024, the Company announced its intention to repurchase up to $3.1 billion of its Common Stock through both a modified “Dutch auction” tender offer for up to $2.0 billion of its Common Stock (the “Tender Offer”) and the Purchase Agreement. The Company expects the price range for the Tender Offer to be $850 to $925 per share of Common Stock. The Tender Offer is expected to be launched on or about May 20, 2024. There can be no assurance that the Share Repurchase or the Tender Offer will occur on the terms described herein or at all.

Additional Information Regarding the Tender Offer

The information in this report describing the Tender Offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares in the Tender Offer. Coca-Cola Consolidated has not yet commenced the Tender Offer described herein, and there can be no assurance that Coca-Cola Consolidated will commence the Tender Offer on the terms described in this report. The Tender Offer will be made only pursuant to an Offer to Purchase and the related materials that Coca-Cola Consolidated will file with the SEC and will distribute to its stockholders on the commencement date of the Tender Offer. Stockholders should read the Offer to Purchase and related materials carefully and in their entirety because they will contain important information, including the terms and conditions of the Tender Offer. When they are available, stockholders of the Company may obtain a free copy of the Tender Offer statement on Schedule TO, the Offer to Purchase and other documents that the Company will file with the SEC from the SEC’s website at www.sec.gov. When they are available, stockholders also will be able to obtain a copy of these documents, without charge, from Innisfree M&A Incorporated, the information agent for the Tender Offer, toll free at 1-877-456-3507. Stockholders are urged to carefully read all of those materials when they become available prior to making any decision with respect to the Tender Offer.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this report are “forward-looking statements” that involve risks and uncertainties which we expect will or may occur in the future and may impact our business, financial condition and results of operations. The words “anticipate,” “believe,” “expect,” “intend,” “project,” “may,” “will,” “should,” “could” and similar expressions are intended to identify those forward-looking statements. Such forward-looking statements include our plan to commence the Tender Offer and ability to complete the Share Repurchase on the terms and timing described herein, or at all. These forward-looking statements reflect the Company’s best judgment based on current information, and, although we base these statements on circumstances that we believe to be reasonable when made, there can be no assurance that future events will not affect the accuracy of such forward-looking information. As such, the forward-looking statements are not guarantees of future performance, and actual results may vary materially from the projected results and expectations discussed in this report. Factors that might cause the Company’s actual results to differ materially from those anticipated in forward-looking statements include, but are not limited to: increased costs (including due to inflation), disruption of supply or unavailability or shortages of raw materials, fuel and other supplies; the reliance on purchased finished products from external sources; changes in public and consumer perception and preferences, including concerns related to product safety and sustainability, artificial ingredients, brand reputation and obesity; changes in government regulations related to nonalcoholic beverages, including regulations related to obesity, public health, artificial ingredients and product safety and sustainability; decreases from historic levels of marketing funding support provided to us by The Coca‑Cola Company and other beverage companies; material changes in the performance requirements for marketing funding support or our inability to meet such requirements; decreases from historic levels of advertising, marketing and product innovation spending by The Coca‑Cola Company and other beverage companies, or advertising campaigns that are negatively perceived by the public; any failure of the several Coca‑Cola system governance entities of which we are a participant to function efficiently or on our best behalf and any failure or delay of ours to receive anticipated benefits from these governance entities; provisions in our beverage distribution and manufacturing agreements with The Coca‑Cola Company that could delay or prevent a change in control of us or a sale of our Coca‑Cola distribution or manufacturing businesses; the concentration of our capital stock ownership; our inability to meet requirements under our beverage distribution and manufacturing agreements; changes in the inputs used to calculate our acquisition related contingent consideration liability; technology failures or cyberattacks on our information technology systems or our effective response to technology failures or cyberattacks on our customers’, suppliers’ or other third parties’ information technology systems; unfavorable changes in the general economy; the concentration risks among our customers and suppliers; lower than expected net pricing of our products resulting from continued and increased customer and competitor consolidations and marketplace competition; the effect of changes in our level of debt, borrowing costs and credit ratings on our access to capital and credit markets, operating flexibility and ability to obtain additional financing to fund future needs; the failure to attract, train and retain qualified employees while controlling labor costs, and other labor issues; the failure to maintain productive relationships with our employees covered by collective bargaining agreements, including failing to renegotiate collective bargaining agreements; changes in accounting standards; our use of estimates and assumptions; changes in tax laws, disagreements with tax authorities or additional tax liabilities; changes in legal contingencies; natural disasters, changing weather patterns and unfavorable weather; climate change or legislative or regulatory responses to such change; and the impact of any pandemic or public health situation. These and other factors are discussed in the Company’s regulatory filings with the United States Securities and Exchange Commission, including those in “Item 1A. Risk Factors” of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023. The forward-looking statements contained in this report speak only as of this date, and the Company does not assume any obligation to update them, except as may be required by applicable law.

Item 9.01.    Financial Statements and Exhibits.

(d)  Exhibits.

Exhibit No.	Description	Incorporated by Reference or Filed/Furnished Herewith
10.1	Purchase Agreement, dated as of May 6, 2024, by and between the Company and the Seller	Filed herewith.
10.2	Amendment No. 1 to the Amended and Restated Stock Rights and Restrictions Agreement, dated as of May 6, 2024, by and among the Company, the Seller, The Coca-Cola Company and J. Frank Harrison, III	Filed herewith.
99.1	News release issued on May 6, 2024.	Furnished herewith.
104	Cover Page Interactive Data File – the cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.	Filed herewith.

The information in Item 2.02 of this Current Report on Form 8-K, as well as Exhibit 99.1 attached hereto, is being furnished and shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in any such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA CONSOLIDATED, INC.

Date: May 6, 2024	By:	/s/ F. Scott Anthony
F. Scott Anthony Executive Vice President and Chief Financial Officer